Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

September 11 2008	For Immediate Release

NEWS RELEASE

GREAT PANTHER TO BE FEATURED ON BTV-BUSINESS TELEVISION WITH
SILVER ANALYST DAVID MORGAN

GREAT PANTHER RESOURCES LIMITED (TSX: GPR) will be profiled on national TV by BTV-Business Television on Sept 13th and Sept 14th 2008. On the same program, well-known and respected Silver Analyst, David Morgan from www.silver-investor.com shares his thoughts on silver.

Broadcast times and channels throughout North America are listed below. The videos will also be viewable online by clicking on the following links: http://www.b-tv.com/i/videos/GreatpantherSept08.wmv and http://www.b-tv.com/i/videos/DavidMorganep192.wmv and will be also be available on the Great Panther website at www.greatpanther.com.

BTV, a half-hour weekly business program, profiles emerging publicly trading companies across Canada and the USA. With Host Taylor Thoen, BTV features companies at their location, interviews the company’s key executives, features their products and services, and unveils their plans for future growth. BTV and David Morgan joined Great Panther at the Company’s Renaissance of the Guanajuato Mines Celebration in May of this year.

Great Panther is a primary silver producer with two operating mines in Mexico. The Company is on track to produce a targeted 1.75 million ounces silver equivalent in 2008.

BTV BROADCAST TIMES:
CANADA: - BNN – Sat, Sept 13th @ 8:00pm EST
Ontario: SUNTV – Sun, Sept 14th @ 9:00am EST
Alberta: CITY TV – Sat, Sept 13th @ 10:30am MST
BC/Washington: KVOS TV – Sun, Sept 14th @ 4:30pm PST
Bell Express VU and Star Choice – West SUNTV Sun, Sept 14th @ 6:00am PST
U.S. national: - America One – Sat. Sept 13th @ 10:30 am EST www.americaone.com

WVVH South Hampton, NY
WSPY Plano, IL
WZBN Trenton, NJ
ShelbyTV Shelby Township
KKAX Kingman, AZ
WIVM Canton, OH
K48BK Dove Creek, CO
K27FA Craig, CO
WRCF Orlando, FL
WLLS Indiana
WLNN Boone, NC
W34AX Henderson, NC
W67CD Sanford, NC
WYBE Southern Pines, NC	WBKA Bucyrus, OH
CTV12 Cedar City, UT
VTV Vernal, UT
WBII Ashland, MS
WPRQ Clarksdale, MS
KXOK Enid, OK
KXOC Oklahoma City, OK
KWEM Stillwater, OK
KEEN Las Vegas
KMCA Redding, CA
TV9 Troy, OH
WRBD Pensacola, FL
KDAO Marshalltown
KTYJ Coeur d' Alene, ID	NSU22 Natchitoches, LA
WBCF Florence, AL
W35AY Hilton Head Island, SC
WJTS Jasper, IN
WGTN Worthington, MN
KCCE San Luis Obispo, CA
W35BB Dublin, GA
IMAGE Erie, PA
KPIF Pocatello, ID
K23BJ Lake Havasu City, AZ
UPN23 Hornell, NY
WEBU Webb, MS
WLMO Lima, OH
WHAN Salem, IN

Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.